July 12, 2013

Kevin Woody

Jennifer Monick

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	China Lodging Group, Limited

Form 20-F for Fiscal Year Ended December 31, 2012

Filed April 23, 2013

Comment Letter Dated May 23, 2013

File No. 001-34656

Dear Mr. Woody and Ms. Monick:

I refer to your letter to Ms. Min (Jenny) Zhang, dated May 23, 2013, relating to China Lodging Group, Limited’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on April 23, 2012 (the “2012 Form 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated May 23, 2013 from the staff of the Commission (the “Staff”) (the numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference).

Form 20-F for the year ended December 31, 2012

General

1.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company respectfully advises the Staff that it is headquartered in Shanghai with leased or manachised hotels in approximately 200 cities in mainland China. The finance function of the Company and its subsidiaries mainly includes the following departments: financial accounting, financial reporting, budget and analysis, treasury management, internal audit, revenue audit, and internal control compliance. All these finance departments are centralized at headquarters, except for the internal control compliance department, which performs control testing at hotels and reports directly to the internal control and audit director.

The Company adopted uniform systems at the hotel level, including the property management system (“PMS”), the reimbursement system, and the purchase system, which are all monitored by IT department and the financial accounting department at headquarters and share common IT controls. The original documents and vouchers for bookkeeping are sent to headquarters biweekly and kept at the headquarters as accounting records.

Hotel managers receive standardized trainings from headquarters and are responsible for daily controls of the hotels. The revenue audit department periodically audits the revenue of hotels, and the internal control compliance department periodically performs the internal control compliance tests. Both of these departments report directly to the Company’s internal control and audit director.

The Company has established and maintained its internal control over financial reporting (“ICFR”) according to the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), which includes five key components: control environment, risk assessment, control activities, information and communication and monitoring. ICFR is a process designed to provide reasonable assurance regarding the reliability of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and includes policies and procedures relevant to both entity-level controls and application controls.

Control Environment

The Company has adopted a Code of Business Conduct and Ethics for all employees in all entities with respect to acceptable business practices, conflicts of interest and standards of ethical behavior. Understanding the Code of Business Conduct and Ethics is a part of the new-hire orientation program and all new employees are required to sign an acknowledgement that they have read and understood the Code of Business Conduct and Ethics. This signed acknowledgement is retained in the employee’s file and maintained by the Company’s human resources department. In addition, the Code of Business Conduct and Ethics is published on the Company intranet which allows the employees to refer to it at any time. Punishment and sanctions for violations of the Code of Business Conduct and Ethics are specified in the employee handbook.

The Company’s Audit Committee exercises oversight responsibility over the Company’s financial reporting and internal control process. In particular, the Audit Committee holds meetings in advance of each quarterly earnings release and the filing of the annual report on Form 20-F with the SEC to: (1) discuss the Company’s business developments and financials of each fiscal quarter; (2) evaluate the Company’s ICFR based on the quarterly presentation and the annual report prepared by the Company’s internal audit department on the status and findings of their work performed in relation to the Company’s ICFR; (3) review the quarterly earnings release or the annual report; and (4) approve major changes to accounting policies. The Company’s Chief Financial Officer (the “CFO”), internal auditors and external auditors all attend the Audit Committee meetings quarterly.

In addition, the Company has established anti-fraud and whistle-blower procedures, including the hotline and an email account (jubao@htinns.com) monitored by internal audit department to exclusively receive any complaints regarding potential fraud activities. Only the internal control and audit director has access to call logs of the hotline and the email account. Results of fraud investigation are reported to the Audit Committee on quarterly basis.

Risk Assessment

Risks relevant to the financial reporting objectives of the Company include risks of material misstatement in significant accounts and related potential errors in the Company’s financial statements, fraud risk assessment or other public disclosures. Financial reporting objectives include preparing financial statements for external purposes that are fairly presented in conformity with U.S. GAAP. The management of the Company is in charge of specifying the financial reporting objectives with sufficient clarity and criteria to enable the identification of risks to reliable financial reporting.

Management meetings are held to discuss current developments, newly issued accounting principles, industry trends, significant transactions and operational risks. These meetings generally take place weekly or every other week, attended by the Company’s Chief Executive Officer (the “CEO”), Chief Operating Officer (the “COO”), the CFO and other executive officers. These meetings are held more frequently if an event has occurred or circumstances have changed that may indicate new risk factors. New risk factors may be identified at weekly management meetings or in research reports prepared by finance, operations and the internal audit department. The corresponding risk evaluation policy and mechanism to address the identified risks are analysed and set up based on the risk evaluation report by executive officers. The Audit Committee approves the new policies to address any risks identified and discuss industry and business risks during quarterly meetings.

Control Activities

Control Activities are designed based on the entity’s risk assessment and are put in place in operating entities of all levels to reasonably assure that management’ objectives are achieved. The Company has 14 cycles of control procedures in total to cover all business activities and other risk areas, nine of which mainly comprise controls that are implemented at hotels and further implemented or monitored by headquarters and include:

(1) purchasing;

(2) fixed assets;

(3) payroll and personnel;

(4) revenue (including leased, manachised and franchised hotels);

(5) treasury;

(6) Information Technology Generally Control (“ITGC”);

(7) contract management;

(8) rental expense ; and

(9) membership plan.

Each of these control cycles is applicable to individual hotels and headquarters to ensure the consistency and integrity of the operations. For the mentioned cycles, the Company also has designed control activities related to authorization, approval, review and segregation of duties.

There are also four cycles that are completely carried out and controlled by headquarters which include:

(10) financial reporting process;

(11) taxation;

(12) share-based compensation; and

(13) merger and acquisition.

The Company also has entity level controls which focus on COSO related risk assessment and control activities, such as the reporting process of fraud investigations to the Audit Committee on a regular basis, and management’s high level review and approval of major policies and procedures.

Control activities across the Company and its subsidiaries, including a well-defined approval hierarchy of each transaction, segregation of duties, and performance review are also performed in the financial accounting and reporting departments, who are all centralized and based at headquarters. To ensure the financial data is prepared in accordance with U.S. GAAP, all the accounting records for each operating entity are prepared according to the U.S. GAAP accounting manual of the Company and reviewed by accounting supervisors. Upon each monthly close, each entity’s sub-ledgers are reconciled to the general ledger at headquarters and the accounting staff of each operating entity is required to follow the checklist for their monthly closing process, which is reviewed by related accounting supervisors and finance managers. Required analysis for financial reports are prepared by accountants and reviewed by accounting supervisors and finance managers on a monthly basis. Any material issues, unusual items or exceptions are documented and resolved. The finance managers review the appropriateness of the resolution on a timely basis. The financial reporting manager then reviews the consolidated financial information based on the U.S. GAAP financial reporting checklist. This checklist is prepared and updated according to the accounting manual by the Financial Reporting Manager and is reviewed by the senior finance director and is also used to provide guidance and to facilitate the preparation of consolidated financial statements in accordance with U.S. GAAP. On a monthly basis, the senior finance director reviews the reasonableness of the financial statements and investigates all significant or unusual items. The quarterly and annual financial reports are reviewed by the Company’s CFO and the CEO, members of the Audit Committee and the Board of Directors prior to the public releases of the quarterly earnings results and the filings of the annual reports on Form 20-F with the SEC.

Information and Communication

The financial reporting team at headquarters is responsible for monitoring of standards, policies and provisions changes or updates in relation to U.S. GAAP by external training and following the new laws and regulation on the website of the Financial Accounting Standards Board (the “FASB”) and the SEC and then updating the accounting manual accordingly. The revised accounting manual is approved by the CFO before being released to the finance team.

The Company has formal policies and procedures in place requiring personnel to communicate information on a timely basis. Different entities communicate timely under the existing information system and all PRC entities use the same financial system, UFIDA. PMS, purchase system and reimbursement system are applied to record operating information at the hotel level, and the information collected is converted to financial data in UFIDA. The Company has implemented general information technology environment controls and application controls to ensure system stability and the accuracy and validity of financial information generated by such systems. The financial reporting team has access to review the financial records of all the entities.

The CEO, the COO, the CFO, head of departments of marketing and sales, operating, and the regional managers hold weekly meetings to discuss the operation and financial results and other business issues of the Company. The financial department sends the Company’s financial information including monthly consolidated financial statements and management reports to the management team.

Monitoring

The Company monitors internal control system to assess the effectiveness of its internal control over time. The Company’s management accomplishes monitoring of internal controls through ongoing monitoring procedures, separate evaluations, or a combination of the two.

The Company has also established an internal audit department that evaluates the internal controls of headquarters and hotels on a regular basis and reports directly to the Audit Committee. In addition, the internal audit department raises questions to different department heads for any deficiencies identified in internal control during daily work. Proper feedback is required to be provided and corrective actions will be taken to mitigate potential risks or solve any deficiencies identified. The scope and frequency of separate evaluations of the internal control are modified depending on the outcome of the assessment of risks and the effectiveness of ongoing monitoring procedures. The findings from internal audit testing and the relevant responses/remediation actions taken by management are reported to the Audit Committee on a timely and regular basis.

Evaluation and assessment of internal control over financial reporting

In assessing the effectiveness of the Company’s internal control over its financial reporting, the management and the internal audit department follow a top-down risk assessment framework that involves applying specific risk factors to determine the scope and evidence required, which include the following key steps:

1 identifying significant financial reporting elements (accounts or disclosures);

2 identifying material financial statement risks within these accounts or disclosures;

3 determining which entity-level controls would address these risks with sufficient precision;

4 determining which transaction-level controls would address these risks in the absence of precise entity-level controls; and

5 determining the nature, extent and timing of evidence gathered to complete the assessment of in-scope controls.

The Company’s management team delegated to the internal audit department the responsibility of planning and conducting audits over the control activities to complete the management assessment of controls. The internal audit department issues the audit plan, takes into account of the risk assessment conducted by the management of the Company and performs the test of the internal control over financial reporting on an annual basis in order to assess the operating effectiveness of the internal control activities over the financial reporting process.

The internal audit department communicates with the management of the Company on any identified deficiency and retests the remediation controls implemented by the management team if applicable. Accordingly, such findings and the relevant responses of the management are reported quarterly to the Audit Committee and the Board of Directors. With an independent internal audit function, all five key components of the internal control over financial reporting are effectively monitored and implemented across the Company and its subsidiaries.

It appears that you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company’s internal audit function, which reports directly to the Audit Committee, was established in October 2009. It consists of ten personnel, including an internal control and audit director, an internal audit manager and eight team members.

The internal audit department possesses and retains full, free and unrestricted access to all company activities, information, records, personnel and physical properties relevant to the performance of audits and investigations of fraud, potential fraud or other risk assessments.

Responsibilities of internal audit function include:

1 Ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”);

2 Regularly preparing audit plans, evaluating the design and operating effectiveness of the internal control of operational processes and departments, or over financial reporting;

3 Providing analysis and remediation recommendations for any identified deficiencies, in terms of both efficiency and effectiveness of these controls over financial reporting;

4 Communicating control deficiencies with relevant personnel (including process owners, senior management, and the Audit Committee) at quarterly Audit Committee meetings, proposing remediation plans and checking the implementation of remediation plans;

5 Making recommendations on improving and optimizing internal control policies and procedures to meet the needs of the Company’s operations and development and supervise the implementation of such policies and procedures;

6 Communicating and cooperating with the Company’s external auditors in their interim and annual SOX testings; and

7 Providing internal control related trainings within the Company and its subsidiaries, such as control environment, internal control compliance methods, revenue audit, financial audit and SOX.

The Company’s management utilizes the work performed by the internal audit department to complete its assessment of the effectiveness of the Company’s internal control over financial reporting on an annual basis. With an independent internal audit function, the Company believes that its internal control over financial reporting is effectively monitored and implemented across the Company and its subsidiaries.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company has established the following controls in place to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

The Company has established accounting policies under U.S. GAAP for the purpose of preparing consolidated financial statements under U.S. GAAP. In particular, an accounting manual has been formulated in accordance with U.S. GAAP, which sets forth guidance on the accounting policies, accounting treatments and accounting procedures for regular and unusual transactions. The updates of the accounting manual under U.S. GAAP are reviewed quarterly by the Company’s senior finance director and CFO. The financial reporting manager analyses the accounting implications under U.S. GAAP for new and significant transactions or changes in the Company’s operations and determines the corresponding accounting treatment for the senior finance director’s review and updates the accounting manual accordingly.

The accounting and finance staff are centralized at the headquarters located in Shanghai and they prepare accounting entries for transactions in accordance with the Company’s accounting manual described above and each entity has a standardized checklist for their monthly closing process, which is updated and reviewed quarterly. The financial reporting manager reviews and conducts quality control on the appropriateness of the accounting treatments.

The financial reporting team completes the consolidation process. Since the accounting function for all entities is centralized at the headquarters, the financial records can be easily obtained from the system. The financial reporting manager completes a U.S. GAAP financial reporting checklist to ensure completeness and accuracy. The consolidated financial statements prepared under U.S. GAAP are reviewed by the senior finance director and CFO. The quarterly and annual financial reports are reviewed by the Company’s CFO, CEO, the Audit Committee and the Board of Directors prior to public release.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company advises the Staff that the Company’s books and records are maintained in accordance with U.S. GAAP.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company advises the Staff that its accounting and finance team is capable of preparing its financial statements and evaluating the effectiveness of its internal controls over financial reporting. Its accounting and finance team is led by senior financial personnel with relevant education and experience in U.S. GAAP reporting. The Company’s CFO, supported by the senior finance director, financial reporting manager, internal control and audit director and internal audit manager, leads the overall accounting and financial functions which includes SEC compliance and the effectiveness of its ICFR. Each of these persons is an employee of the Company or a wholly owned PRC subsidiary of the Company.

The structure of the Company’s accounting and finance team, as well as their respective roles and titles, educational backgrounds, ongoing training and detailed professional experiences are described below:

Chief Financial Officer

The CFO of the Company is responsible for (i) supervising accounting and finance teams of the Company, (ii) performing high-level reviews in the preparation of its financial statements, (iii) assuming ultimate responsibility over financial reporting and the effectiveness of the Company’s ICFR, and (iv) supervising investor relations and other corporate issues.

The CFO obtained her Master of Business Administration degree from Harvard Business School and received both Master’s and Bachelor’s degrees from the University of International Business and Economics and graduated as Outstanding Student of Beijing City. The main accounting courses she took in the university, such as Financial Accounting, Managerial Accounting, were the same as that of the U.S. colleges and were under U.S. GAAP. She is a member of the Chinese Institute of Certified Public Accountants (“CICPA”).

The CFO has over 15 years of experience in reviewing and working with financial statements prepared in accordance with U.S. GAAP. The details of her experience are set forth below:

She joined the Company as Executive Vice President in 2007 and served as the CFO since 2008. She has supervised the transition of the Company’s financial statement from PRC GAAP to U.S. GAAP to meet NASDAQ listing requirements and led the Company’s establishment of effective ICFR. In particular, she was a core member of the Company’s IPO team and was centrally involved in the preparation of the Company’s IPO registration statement on Form F-1, including reviewing of the financial statements prepared in accordance with U.S. GAAP contained therein. After the completion of the IPO, she continued to manage the finance department to prepare the financial statements for the Company’s quarterly earnings releases and annual reports on Form 20-F, including reviewing and analysing the financial statements prepared by the Company’s reporting team. She also led the readiness project to ensure compliance with SOX 404.

From 2003 to 2007, she worked at Eli Lilly & Company, a Fortune 500 Company listed on New York Stock Exchange and the financial statements of which were prepared under U.S. GAAP. For the first two years, she served as senior financial analyst and financial planning manager in different locations and was responsible for leading financial analysis and planning. For the latter two years, she served as finance director of Eli Lilly (Asia) Inc, Thailand Branch, in charge of the entity’s financial department’s operations including accounting, finance, planning, and financial reporting under U.S. GAAP.

From 2000 to 2001, she worked with McKinsey & Company, Inc. as a senior business consultant.

From 1995 to 2000, she worked at ASIMCO Group, with various roles as financial/investment analyst, financial manager and the chief financial officer in entities within the ASIMCO Group. She was responsible for supervising the financial reporting process and reviewing financial statements prepared in accordance with U.S.GAAP as requested by its investors.

On a regular basis at least annually, she attends training seminars and CFO conferences including those seminars and conferences organized by NASDAQ, Chinese Financial Executives Institute and Big Four accounting firms to update her knowledge in U.S. GAAP and SEC rules. She has also subscribed to “CFOdirect” from PwC, which allows her to access the vast information pertaining to FASB and SEC. In the quarterly meetings held by the Audit Committee of the Company, she also dedicates time to information sharing by the Company’s independent registered public accounting firm on recent U.S. GAAP and SEC regulatory developments. Such information further strengthens her ability to review the Company’s financial statements in accordance with U.S. GAAP.

Senior Finance Director

The senior finance director is responsible for (i) assisting the CFO on accounting and financial reporting matters, (ii) leading the finance team in preparation of financial statement under U.S. GAAP, and (iii) maintaining effective internal control over financial reporting.

He received his bachelor’s degree in accountancy from the University of International Business and Economics. He has passed AICPA exams and is currently an associate member of the AICPA and member of the Certified General Accountants Association of Canada (“CGA”). As an associate member of AICPA, he has received and reviewed AICPA News Updates and training materials on U.S. GAAP and SEC rules regularly and has attended related training provided by Big Four accounting firms to keep his knowledge current.

He joined the Company in 2007 and served as finance director, responsible for financial planning and analysis, financing and cash management. In 2012 he was promoted as senior finance director and since then has been responsible for leading the accounting and financial reporting team in preparing financial statements in accordance with U.S. GAAP. From 2004 to 2007, he had been the senior financial manager of TOM Online, which was dual listed on NASDAQ and HKGEM, with the major responsibilities including supervising consolidation and financial statements preparation under U.S. GAAP, overseeing the quarterly release and annual report preparation and SEC filings. This working experience gave him solid knowledge of financial reporting under U.S. GAAP and SEC rules. From 2002 to 2004, he served as a financial analyst of ASIMCO Group, the financial statements of which were also prepared under U.S. GAAP. Prior to that, he worked at KPMG Beijing for three years, wherein he was involved in audits of financial statements prepared under U.S. GAAP and attended required training programs related to U.S. GAAP and SEC rules and regulations.

Financial Reporting Manager

The financial reporting manager is primarily responsible for (i) preparation of the Company’s financial statements in accordance with U.S. GAAP, (ii) conducting research on accounting issues under U.S. GAAP, and (iii) review unusual transactions. She received her bachelor’s degree from Shanghai University of Finance and Economics, majoring in International Accounting.

She is currently a fellow of the Association of Chartered Certified Accountants (“ACCA”) and member of the Chinese Institute of Certified Public Accountants (“CICPA”). For ACCA members, the examination for Financial Accounting and Financial Reporting is based on International Financial Reporting Standards (“IFRS”). Her understanding of both IFRS and PRC GAAP provided her with a solid foundation to learn about U.S. GAAP and SEC rules and regulations.

She joined the Company in 2008 when the Company was still a private company. She was also a key member of the Company’s IPO team and was involved in the preparation of financial statements prepared in accordance with U.S. GAAP contained in the Company’s IPO registration statement on Form F-1. After the completion of the IPO, she has managed the preparation of the financial statements accompanying the Company’s quarterly releases and annual reports on Form 20-F, drafts of which are also reviewed by the senior finance director and the CFO. During the past five plus years’ experience in the Company, she enhanced her knowledge and experience in the U.S. GAAP and SEC reporting. Before she joined the Company in 2008, she worked at PwC Shanghai for four years, wherein she participated in several audits of financial statements prepared under U.S. GAAP and Sarbanes-Oxley compliance projects. During her time at PwC, she had also attended training sessions on U.S. GAAP and SOX 404 special audit for at least 40 hours per year. Since the Company became public in 2010, she attended seminars and training sessions organized by Big Four accounting firms on U.S. GAAP and SEC rules and regulations at least semi-annually. These seminars and training sessions usually cover the following topics: (a) updates on U.S. GAAP and SEC rules and regulations, (b) common accounting and reporting issues identified during reviews and audits of financial statements, (c) SEC review focus based on SEC comments recently received, (d) implementation guidance on newly issued accounting standards and (e) knowledge in areas related to accounting, such as, business combination, U.S. GAAP and IFRS difference, revenue recognition, VIE structures and other issues.

Internal Control and Audit Director

The internal control and audit director is responsible for (i) coordinating and supervising the compliance of Section 404 of the Sarbanes-Oxley Act in every department and directly report to the Audit Committee, (ii) identifying the key controls of the Company’s control procedures and completing the control matrix, (iii) performing testing on key controls (including completing the related documentation and identifying any control weakness) and communicating with the related personnel, and (iv) proposing remedial measures and supervising such remediation.

She received her master’s degree of professional accounting from Shanghai Jiao Tong University in China. The main courses she took include International Accounting, Strategy Managerial Accounting, Financial Management, Financial Analysis, Internal Control, Business Ethics, Taxation and Statistics. She is currently a member of the Chinese Institute of Certified Public Accountants (“CICPA”)

She joined the Company in 2007 and served as an accounting director. She played a critical role in supporting the CFO in the Company’s IPO process, and led the accounting reporting team in preparation of its financial statements and filings with the SEC. After the Company became public, she was in charge of the preparation and review of the financial statements for the Company’s quarterly earnings release and annual reports and further strengthened her knowledge of U.S GAAP and SEC rules and regulations during this period. She has been in charge of the Company’s internal control and audit function since 2012 and oversees all activities conducted in association with the evaluation of the effectiveness of the Company’s internal controls over financial reporting. As the Internal Control and Audit Director, she also helped the Company improve its internal operating process. Before joined the Company, she has about 12 years of professional experience in auditing, accounting and financial management, including over five years’ auditing experience at Ernst & Young (“EY”), one of the Big Four public accounting firms in Shanghai. She accumulated audit experiences both on financial statements prepared under U.S. GAAP or IFRS and on attestation of internal control over financial reporting during that time.

She periodically attends training courses and conferences organized by accounting firms, the CPE and professional organizations, as well as regular updates through newsletters published by major accounting firms and other professional sources. These cover updates on U.S. GAAP, SEC rules and regulations, internal control and risk management as well as various topics relevant to U.S.-listed companies with significant operations in China. She attends training sessions provided by various accounting firms and other organizations on at least an annual basis.

Internal Audit Manager

The internal audit manager is responsible for (i) updating the narratives of the Company’s risk control matrix and performing testing according to SOX 404 requirement, (ii) identifying key risk areas of the Company’s control environment and performing testing, (iii) conducting compliance audit of key internal controls and providing recommendations for continuous improvement over the Company’s internal control environment, (iv) performing anti-fraud testing or fraud investigation, and (v) establishing annual training plans and providing trainings within the Company and its subsidiaries over internal control topics, such as control environment, revenue audit, financial audit, SOX matrix.

She received her bachelor’s degree in business administration majoring in accounting from Dongbei University of Finance and Economics in China. She also got her MBA degree with a concentration in Finance from China Europe International Business School, the most valuable B-school in China by Forbes. The 100 hours U.S. GAAP related courses she had taken during MBA study included “Accounting”, “Financial Management”, “Financial Statement Analysis”, “Corporate Finance”, and “Valuation”.

She is currently a member of the Institute of Management Accountants (“CMA”) and the Institute of Internal Auditors (“CIA”) and she has the certificates of CMA and CIA.

Before joining the Company, between 2002 and 2006, she was a senior auditor at PwC Shanghai, where she spent over 1,500 hours to perform financial audit and SOX compliance for a US listed telecom company with main operations in China. During her work time at PwC Shanghai, she had completed over 100 hours of training on topics over Integrated Audit Approach, SOX Framework, Internal Control, and US GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that the Company does not retain an accounting firm or other similar organizations to prepare its financial statements. The Company engaged an independent professional consulting company, PricewaterhouseCoopers Consultants (Shenzhen) Limited, Shanghai Branch, as an independent internal control consultant (“Internal Control Consultant”), which is not the Company’s independent registered CPA firm, to provide advice on the design of the Company’s internal controls over financial reporting and to provide support to the Company’s Internal Audit function for the testing of internal controls over financial reporting. The Internal Control Consultant has relevant accounting, auditing and IT qualifications and experience. The firm provides consulting services in ICFR globally, all the internal control consultants involved had several years of experience in ICFR and SOX compliance. For the fiscal year ended December 31, 2012, the Internal Control Consultant spent over 800 hours to perform these services for which they were paid RMB 350,000 (USD 57,190).

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that the Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to perform any finance or internal control functions.

Do you have an audit committee financial expert?

We note you identify an audit committee financial expert in your filings, please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

The Company respectfully advises the Staff that Mr. Joseph Chow has been a director of the Company since August 2010. The board of directors of the Company has determined that Mr. Chow qualifies as an audit committee financial expert based on the following:

Mr. Chow has over 20 years of experience in corporate finance, financial advisory and management and has held senior executive and managerial positions in various public and private companies. Mr. Chow is currently a managing director of Moelis and was previously the chief financial officer of Synutra International, Inc., a company listed on NASDAQ, from 2009 to 2010, a managing director at Goldman Sachs (Asia) LLP from 2008 to 2009. During his time as the chief financial officer of Synutra, he was responsible for managing the finance department to prepare the financial statements under U.S. GAAP and ensuring compliance with SOX 404. Prior to that, he served as an independent financial consultant from 2006 to 2008, as chief financial officer of Harbor Networks Limited from 2005 to 2006, and as chief financial officer of China Netcom (Holdings) Company Limited from 2001 to 2004. Prior to that, Mr. Chow served as the director of strategic planning of Bombardier Capital, Inc., as vice president of international operations of Citigroup and as the corporate auditor of GE Capital. During his tenure with GE, he worked as an internal auditor under the supervision of the Audit Committee of the GE Board. Mr. Chow currently sits on the board as a director for Synutra International, Inc., a NASDAQ listed company and an independent non-executive director for Kasen International Holdings Limited and for Intime Department Store (Group) Co., Ltd., a company listed on the Stock Exchange of Hong Kong. In the quarterly meetings held by the Audit Committee of the Company, he can also obtain information sharing by the independent registered public accounting firm on recent U.S. GAAP and SEC regulatory developments. The information further strengthens his knowledgeable on US GAAP and ICFR. From these roles, he is able to get regular updates on developments in US GAAP as well as on SEC rules and regulations. Mr. Chow obtained a Bachelor of Arts degree in political science from Nanjing Institute of International Relations and a Master of Business Administration degree from the University of Maryland at College Park.

Item 5. Operating_and Financial Review and Prospects, page 42

5.A. Operating Results, page 42

EBITDA and Adjusted EBITDA from Operating Hotels, page 49

2.	We note you present EBITDA but do not exclude interest income. In future filings, please revise EBITDA to exclude interest income. If you wish to present an additional adjusted EBITDA measure which includes interest income, you may do so separately. However, you must first present EBITDA as described in Exchange Act Release No. 47226. Please refer to C&DI 103.01.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will revise EBITDA to exclude interest income in future filings.

5.B. Liquidity and Capital Resources, page 61

Capital Expenditures, page 63

3.	We note from your statement of cash flows that a significant cash outflow for investing activities related to purchases of property and equipment. Please clarify whether any of these amounts related to personnel costs (i.e. salaries) capitalized. In future filings, to the extent applicable and material, please quantify and disclose personnel costs capitalized for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your operating results.

The Company respectfully advises the Staff that the salaries for construction project managers are capitalized in property and equipment. The cash outflow for investing activities related to purchases of property and equipment for the year ended December 31, 2012 and 2011 amounted to RMB998.1 million and RMB768.8 million, respectively. Those capitalized personnel costs for the year ended December 31, 2012 and 2011 amounted to RMB4.9 million and RMB3.5 million, respectively, and accounted for less than 1% for the cash flow related to purchases of property and equipment for each year, which the Company considers to be immaterial.

5.D. Trend Information, page 65

4.	We note that you have benefited from a tax holiday beginning in 2011. In future filings, please disclose any impact from this tax holiday and its expiration that would cause reported financial information to not necessarily be indicative of future operating results. Please provide us an example of your proposed disclosure.

In response to the Staff’s comments, the Company will revise the disclosure with respect to Trend Information to add how its tax holiday and its expiration will impact its financial statements in its future filings of Form 20-F. The proposed revised disclosure is in substantially the same form as set forth below:

One of our wholly owned subsidiaries, Hanting Technology (Suzhou) Co., Ltd., as a recognized software development entity located at Suzhou Industrial Park in Suzhou of PRC, is entitled to a two-year exemption and three-year 50% reduction starting from the first profit making year after absorbing all prior years’ tax losses. Hanting Technology (Suzhou) Co., Ltd. has entered into the first tax profitable year for the year ended December 31, 2011. Therefore, the five-year period for favourable tax treatment is from January 1, 2011 to December 31, 2015. Starting from 2016, Hanting Suzhou will be subject to statutory income tax rate of 25% unless the subsidiary becomes qualified for other preferential tax treatment. The aggregate amount and per share effect of tax holidays were as follows:

	Year Ended December 31,
	2011	2012	2013
	(Renminbi in thousands, except per share data)
Aggregate amount	24,156	28,139	[	]
Per share effect—basic	0.10	0.12	[	]
Per share effect—diluted	0.10	0.11	[	]

Financial Statements

Consolidated Statements of Cash Flows, page F-7

5.	In future filings, please separately disclose your significant purchases of property and equipment related to hotels under development and hotels currently being operated.

The Staff’s comments are duly noted. The Company respectfully advises the Staff that the Company will separately disclose the significant purchases of property and equipment related to hotels under development and hotels currently being operated in its financial statements in future filings of Form 20-F.

Notes to Consolidated Financial Statements, page F-9

18. Commitments and Contingencies, page F-31

6.	Please tell us and disclose in future filings if any current pending legal or administrative proceedings will have a material adverse effect on your financial statements. Please provide us an example of your proposed disclosure.

The Company does not believe any pending legal or administrative proceedings, either individually or in aggregate will have a material adverse effect on the financial statements. The Company’s proposed revised disclosure in its financial statements in future filings is as below:

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. The Group does not believe that any currently pending legal or administrative proceeding to which the Group is a party will have a material adverse effect on the financial statements.

The Company will disclose the loss contingencies that are expected to have a material adverse impact on the financial statements and the range of potential losses to the extent they are reasonably possible and estimatable in the future filings.

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The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any additional questions or require additional information, please do not hesitate to contact me, Ms. Min (Jenny) Zhang (zhangmin@htinns.com; telephone: + 86-21-6076-0606; Fax: + 86-21-6195-9586), or our attorney, Ms. Shuang Zhao (shuang.zhao@shearman.com; telephone: +852.2978.8002; fax: +852.2978.8099) at Shearman & Sterling LLP.

Sincerely yours,

/s/ Min (Jenny) Zhang
Name:	Min (Jenny) Zhang
Title:	Chief Financial Officer